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                                                                     EXHIBIT 7.1

  STATEMENT EXPLAINING HOW CERTAIN RATIOS WERE CALCULATED IN THE ANNUAL REPORT

1. The operating ratio of Guangshen Railway is the ratio of its total railway operating expenses in 2007 (in the amount of RMB8,334.3 million, compared to RMB2,527.9 million in 2006) to its total railway revenues in 2007 (in the amount of RMB9,819.5 million, compared to RMB3,465.9 million in 2006).

2. Guangshen Railway's total railway operating income ratio is 1 minus the operating ratio.

3. Guangshen Railway's overall operating income ratio is 1 minus the ratio of its operating costs in 2007 (in the amount of RMB8,793.1 million, compared to RMB2,693.9 million in 2006) to its business revenues in 2007 (in the amount of RMB10,508.5 million, compared to RMB3,594.5 million in 2006).